Exhibit 99.1

Condensed Consolidated Interim Financial Statements
March 31, 2022 and 2021
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2022	December 31, 2021

ASSETS
Current assets
Cash and cash equivalents		$374,677	$481,327
Term deposits		60,000	—
Accounts receivable and other	5	61,031	68,745
Inventories	6	185,707	178,163
		681,415	728,235
Restricted cash		2,201	2,674
Other assets		109,255	104,023
Property, plant and equipment		3,625,931	4,003,211
Goodwill		92,591	92,591
		$4,511,393	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$178,017	$195,334
Current portion of lease liabilities		5,973	7,228
Current portion of asset retirement obligations		4,088	4,088
		188,078	206,650
Debt	7	482,770	489,763
Lease liabilities		14,151	14,895
Employee benefit plan obligations		9,011	8,942
Asset retirement obligations		131,615	131,367
Deferred income tax liabilities		428,907	439,195
		1,254,532	1,290,812
Equity
Share capital	11	3,240,665	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,610,136	2,615,459
Accumulated other comprehensive loss		(19,773)	(20,905)
Deficit		(2,556,048)	(2,239,226)
Total equity attributable to shareholders of the Company		3,254,526	3,570,365
Attributable to non-controlling interests		2,335	69,557
		3,256,861	3,639,922
		$4,511,393	$4,930,734

Approved on behalf of the Board of Directors
(signed) John Webster    Director         (signed) George Burns    Director

Date of approval: April 28, 2022
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Revenue
Metal sales	8	$194,672	$224,619

Cost of sales
Production costs		104,556	108,560
Depreciation and amortization		50,635	52,486
		155,191	161,046

Earnings from mine operations		39,481	63,573

Exploration and evaluation expenses		5,861	4,008
Mine standby costs	9	11,708	1,611
General and administrative expenses		8,291	10,140
Employee benefit plan expense		1,841	749
Share-based payments expense	12	3,650	1,781
Impairment of property, plant, and equipment	4	365,426	—
Write-down (recovery) of assets		24,141	(750)
Foreign exchange gain		(2,720)	(6,080)
(Loss) earnings from operations		(378,717)	52,114

Other income	10	1,743	1,299
Finance costs	10	(2,166)	(10,335)
(Loss) earnings from continuing operations before income tax		(379,140)	43,078
Income tax expense		5,074	26,838
Net (loss) earnings from continuing operations		(384,214)	16,240
Net loss from discontinued operations, net of tax		—	(2,394)
Net (loss) earnings for the period		$(384,214)	$13,846

Attributable to:
Shareholders of the Company		(316,822)	11,941
Non-controlling interests		(67,392)	1,905
Net (loss) earnings for the period		$(384,214)	$13,846

(Loss) earnings attributable to shareholders of the Company:
Continuing operations		(316,822)	14,335
Discontinued operations		—	(2,394)
		$(316,822)	$11,941
Weighted average number of shares outstanding (thousands)
Basic		182,362	174,534
Diluted		182,362	177,234

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share		$(1.74)	$0.07
Diluted (loss) earnings per share		$(1.74)	$0.07

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations
Basic (loss) earnings per share		$(1.74)	$0.08
Diluted (loss) earnings per share		$(1.74)	$0.08
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2022	Three months ended March 31, 2021

Net (loss) earnings for the period	$(384,214)	$13,846
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	2,049	(125)
Actuarial losses on employee benefit plans, net of tax	(917)	(34)
Total other comprehensive earnings (loss) for the period	1,132	(159)
Total comprehensive (loss) income for the period	$(383,082)	$13,687

Attributable to:
Shareholders of the Company	(315,690)	11,782
Non-controlling interests	(67,392)	1,905
	$(383,082)	$13,687

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(384,214)	$16,240
Adjustments for:
Depreciation and amortization		51,226	53,063
Finance costs		2,166	10,338
Interest income		(475)	(302)
Unrealized foreign exchange gain		(484)	(2,364)
Income tax expense		5,074	26,838
(Gain) loss on disposal of assets		(582)	324
Impairment of property, plant, and equipment		365,426	—
Write-down (recovery) of assets		24,141	(750)
Share-based payments expense	12	3,650	1,781
Employee benefit plan expense		1,841	749
		67,769	105,917
Property reclamation payments		(312)	(335)
Employee benefit plan payments		(2,250)	(232)
Income taxes paid		(15,939)	(24,496)
Interest received		475	302
Changes in non-cash working capital	13	(14,499)	17,970
Net cash generated from operating activities of continuing operations		35,244	99,126
Net cash used in operating activities of discontinued operations		—	(6,051)

Investing activities
Purchase of property, plant and equipment		(51,996)	(63,991)
Proceeds from the sale of property, plant and equipment		1,076	792
Value added taxes related to mineral property expenditures, net		(11,133)	(2,568)
(Increase) decrease in term deposits		(60,000)	56,130
Increase in restricted cash		—	(73)
Net cash used in investing activities of continuing operations		(122,053)	(9,710)
Net cash used in investing activities of discontinued operations		—	(507)

Financing activities
Issuance of common shares, net of issuance costs		13,118	11,834
Contributions from non-controlling interests		170	324
Repayments of borrowings		—	(11,100)
Interest paid		(16,888)	(2,205)
Principal portion of lease liabilities		(2,272)	(2,758)
Purchase of treasury stock		(13,969)	—
Net cash used in financing activities of continuing operations		(19,841)	(3,905)
Net cash used in financing activities of discontinued operations		—	(12)

Net (decrease) increase in cash and cash equivalents		(106,650)	78,941
Cash and cash equivalents - beginning of period		481,327	451,962
Cash and cash equivalents - end of period		$374,677	$530,903

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021

Share capital
Balance beginning of period		$3,225,326	$3,144,644
Shares issued upon exercise of share options		3,872	717
Shares issued upon exercise of performance share units		2,256	—
Transfer of contributed surplus on exercise of options		1,563	285
Shares issued to the public, net of share issuance costs		7,648	11,471
Balance end of period	11	$3,240,665	$3,157,117

Treasury stock
Balance beginning of period		$(10,289)	$(11,452)
Purchase of treasury stock		(13,969)	—
Shares redeemed upon exercise of restricted share units		3,804	573
Balance end of period		$(20,454)	$(10,879)

Contributed surplus
Balance beginning of period		$2,615,459	$2,638,008
Share-based payments arrangements		2,300	1,917
Shares redeemed upon exercise of restricted share units		(3,804)	(573)
Shares redeemed upon exercise of performance share units		(2,256)	—
Transfer to share capital on exercise of options		(1,563)	(285)
Balance end of period		$2,610,136	$2,639,067

Accumulated other comprehensive loss
Balance beginning of period		$(20,905)	$(21,822)
Other comprehensive earnings (loss) for the period attributable to shareholders of the Company		1,132	(159)
Balance end of period		$(19,773)	$(21,981)

Deficit
Balance beginning of period		$(2,239,226)	$(2,103,206)
Net (loss) earnings attributable to shareholders of the Company		(316,822)	11,941
Balance end of period		$(2,556,048)	$(2,091,265)
Total equity attributable to shareholders of the Company		$3,254,526	$3,672,059

Non-controlling interests
Balance beginning of period		$69,557	$40,873
(Loss) earnings attributable to non-controlling interests		(67,392)	1,905
Contributions from non-controlling interests		170	324
Balance end of period		$2,335	$43,102
Total equity		$3,256,861	$3,715,161
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company’s head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2021.
Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 28, 2022.
(b) Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2021.

3. Significant accounting policies
Adoption of new accounting standards
A number of new standards and amendments to standards are effective for annual periods beginning on or after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted and continues to evaluate the impact of the forthcoming or amended standards in preparing these condensed consolidated interim financial statements.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Impairment of Certej project
The Company recorded an impairment of the Certej project, a non-core gold asset in the Romania segment of $365,426 ($345,386 net of deferred tax) at March 31, 2022. The impairment was recorded as a result of a plan to consider selling Certej and recognizes mineral properties and capitalized evaluation at their estimated fair value. The non-recurring fair value measurement of $52,000 has been categorized as a Level 3 fair value based on the expected consideration of a sale, less estimated costs of disposal.

5. Accounts receivable and other

	March 31, 2022	December 31, 2021

Trade receivables	$30,719	$23,020
Value added tax and other taxes recoverable	9,673	17,782
Other receivables and advances	7,181	9,946
Prepaid expenses and deposits	13,263	17,834
Investment in marketable securities	195	163
	$61,031	$68,745

6. Inventories

	March 31, 2022	December 31, 2021

Ore stockpiles	$9,369	$10,097
In-process inventory and finished goods	62,722	63,513
Materials and supplies	113,616	104,553
	$185,707	$178,163

Charges of $388 and $992 were recognized in production costs and depreciation, respectively, in the three months ended March 31, 2022 to reduce the cost of gold concentrate inventory at Olympias to net realizable value (three months ended March 31, 2021 – $570 and $51 recognized in production costs and depreciation relating to zinc concentrate inventory at Stratoni).

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Debt

	March 31, 2022	December 31, 2021
Senior notes due 2029, net of unamortized transaction fees of $6,611 (2021 - $6,783) and initial redemption option of $4,533	$497,922	$497,868
Redemption option derivative asset	(15,152)	(8,105)
	$482,770	$489,763

Senior Notes due 2029
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tüprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the three months ended March 31, 2022 is $7,047, which is recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at March 31, 2022.
The fair market value of the senior notes as at March 31, 2022 is $504,310.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Revenue
For the three months ended March 31, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$55,868	$64,597	$—	$120,465
Gold revenue - concentrate	39,788	—	13,736	53,524
Silver revenue - doré	744	342	—	1,086
Silver revenue - concentrate	916	—	4,703	5,619
Lead concentrate	—	—	3,737	3,737
Zinc concentrate	—	—	8,308	8,308
Revenue from contracts with customers	$97,316	$64,939	$30,484	$192,739
Gain on revaluation of derivatives in trade receivables - gold	625	—	1,188	1,813
Gain on revaluation of derivatives in trade receivables - other metals	—	—	120	120
	$97,941	$64,939	$31,792	$194,672

For the three months ended March 31, 2021, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$84,952	$51,582	$—	$136,534
Gold revenue - concentrate	40,631	—	21,455	62,086
Silver revenue - doré	758	376	—	1,134
Silver revenue - concentrate	1,133	—	9,880	11,013
Lead concentrate	—	—	9,252	9,252
Zinc concentrate	—	—	8,375	8,375
Revenue from contracts with customers	$127,474	$51,958	$48,962	$228,394
Loss on revaluation of derivatives in trade receivables - gold	(1,916)	—	(1,030)	(2,946)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(829)	(829)
	$125,558	$51,958	$47,103	$224,619

9. Mine standby costs

	Three months ended March 31, 2022	Three months ended March 31, 2021

Stratoni	$9,449	$—
Skouries	1,539	1,278
Other mine standby costs	720	333
	$11,708	$1,611

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
10. Other income and finance costs

(a) Other income	Three months ended March 31, 2022	Three months ended March 31, 2021

Gain (loss) on disposal of assets	$582	$(324)
Interest and other income	1,161	1,623
	$1,743	$1,299

(b) Finance costs	Three months ended March 31, 2022	Three months ended March 31, 2021

Interest cost on senior notes due 2029	$7,726	$—
Interest cost on senior secured notes due 2024	—	6,195
Interest cost on term loan	—	960
Other interest and financing costs	927	2,155
(Gain) loss on redemption option derivative (Note 7)	(7,047)	675
Asset retirement obligation accretion	560	350
	$2,166	$10,335

11. Share capital and (loss) earnings per share
(a) Share capital

	2022		2021
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	182,673,118	$3,225,326	174,931,381	$3,144,644
Shares issued upon exercise of share options	758,778	3,872	142,046	717
Shares issued on redemption of performance share units	528,166	2,256	—	—
Estimated fair value of share options exercised transferred from contributed surplus	—	1,563	—	285
Flow-through and other shares issued, net of issuance costs and premium	831,466	7,648	1,100,000	11,471
Balance at March 31,	184,791,528	$3,240,665	176,173,427	$3,157,117

On March 14, 2022, the Company completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8,000 ($6,378), which will be used to fund continued exploration. On the same date, the Company also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4,000 ($3,189), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share respectively to the closing market price of the Company’s common shares at the date of issue. The premium of $1,880 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and (loss) earnings per share (continued)
In March 2022, the warrantholders of Eldorado Gold (Quebec) Inc. (formerly QMX Gold Corporation) exercised 1,250,000 warrants that were issued and outstanding prior to the closing of the arrangement between the Company and QMX Gold Corporation on April 7, 2021, which resulted in the Company issuing 19,037 common shares in April 2022 in relation to this exercise. The remaining 500,000 warrants outstanding of Eldorado Gold (Quebec) Inc. expired during the quarter.
(b) Earnings per share
The weighted average number of common shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of common shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Weighted average number of common shares used in the calculation of basic (loss) earnings per share	182,361,647	174,533,634
Dilutive impact of share options	908,069	1,359,660
Dilutive impact of restricted share units and restricted share units with performance criteria	526,844	437,309
Dilutive impact of performance share units	167,121	903,333
Weighted average number of common shares used in the calculation of diluted (loss) earnings per share	183,963,681	177,233,936

As the three months ended March 31, 2022 was in a net loss position, the effect of all share instruments were anti-dilutive.

12. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended March 31, 2022	Three months ended March 31, 2021

Share options	$1,040	$753
Restricted shares with no performance criteria	420	235
Restricted shares with performance criteria	499	645
Performance shares	341	284
Deferred units	1,350	(136)
	$3,650	$1,781

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Supplementary cash flow information

	Three months ended March 31, 2022	Three months ended March 31, 2021
Changes in non-cash working capital:
Accounts receivable and other	$16,936	$15,906
Inventories	(10,744)	1,733
Accounts payable and accrued liabilities	(20,691)	331
	$(14,499)	$17,970

14. Commitments and Contractual Obligations
Significant changes to the Company’s commitments and contractual obligations as at March 31, 2022, include:

	Within 1 year	2 years	3 years	4 years	5 years	Over 5 years	Total

Purchase obligations and other commitments	$35,711	$1,612	$—	$—	$—	$—	$37,323
	$35,711	$1,612	$—	$—	$—	$—	$37,323

Purchase obligations relate primarily to operating costs at all mines and capital projects at Kişladağ.

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
15. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at March 31, 2022 include marketable securities of $56,190 (December 31, 2021 – $53,352), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $6,134 (December 31, 2021 – $6,660), comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At March 31, 2022, assets measured at fair value also include settlement receivables of $23,782 (December 31, 2021 – $28,523) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $15,152 (December 31, 2021 – $8,105), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss, and term deposits of $60,000 (December 31, 2021 – $nil), comprised of a Turkish Lira deposit protected against the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue, changes in the fair value of the redemption option derivative asset are recorded in finance costs and there were no changes in the fair value of the term deposits in the three months ended March 31, 2022. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas Gold is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at March 31, 2022.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company’s marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset, term deposit and the fair market value of the Company’s senior secured notes (Note 7). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company’s redemption option derivative asset is based on models using observable interest rate inputs; the fair value of term deposits is based on an observable foreign exchange rate; and the fair value of the Company’s senior notes is based on observable prices in inactive markets. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks arising from financial instruments and overall risk management program as at March 31, 2022 are outlined below.
Credit risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments. At March 31, 2022, term deposits of $60,000 are held in a Turkish banking institution with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkey’s sovereign credit rating, expose the Company to greater credit risk.

17. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2022, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine which is transferring to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in the Turkey reporting segments share similar economic characteristics and have been aggregated accordingly.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Segment information (continued)

For the three months ended March 31, 2022	Turkey	Canada	Greece	Romania	Other	Total

Earnings and loss information
Revenue	$97,941	$64,939	$31,792	$—	$—	$194,672
Production costs	47,054	27,212	30,290	—	—	104,556
Depreciation and amortization	23,373	16,106	11,156	—	—	50,635
Earnings (loss) from mine operations	$27,514	$21,621	$(9,654)	$—	$—	$39,481

Other significant items of income and expense
Impairment of property, plant and equipment	$—	$—	$—	$365,426	$—	$365,426
Write-down of assets	24,111	—	30	—	—	24,141
Exploration and evaluation expenses	689	3,651	162	875	484	5,861
Income tax expense (recovery)	12,115	8,724	4,677	(20,039)	(403)	5,074

Capital expenditure information
Additions to property, plant and equipment during the period *	$27,212	$18,166	$14,729	$33	$629	$60,769

Information about assets and liabilities
Property, plant and equipment	$825,207	$705,183	$2,021,642	$57,945	$15,954	$3,625,931
Goodwill	—	92,591	—	—	—	92,591
	$825,207	$797,774	$2,021,642	$57,945	$15,954	$3,718,522

Debt	$—	$—	$—	$—	$482,770	$482,770
* Presented on an accrual basis, excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Segment information (continued)

For the three months ended March 31, 2021	Turkey	Canada	Greece	Romania	Brazil**	Other	Total

Earnings and loss information
Revenue	$125,558	$51,958	$47,103	$—	$—	$—	$224,619
Production costs	40,912	22,983	44,665	—	—	—	108,560
Depreciation and amortization	22,412	16,564	13,510	—	—	—	52,486
Earnings (loss) from mine operations	$62,234	$12,411	$(11,072)	$—	$—	$—	$63,573

Other significant items of income and expense
Write-down (recovery) of assets	$(750)	$—	$—	$—	$—	$—	$(750)
Exploration and evaluation expenses	821	1,483	137	996	—	571	4,008
Income tax expense (recovery)	23,863	4,712	(8,154)	6,417	—	—	26,838
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	(2,394)	—	(2,394)

Capital expenditure information
Additions to property, plant and equipment during the period*	$31,021	$17,444	$10,611	$—	$—	$333	$59,409
* Presented on an accrual basis, excludes asset retirement adjustments.
**The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021.

For the year ended December 31, 2021	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$841,000	$704,663	$2,018,440	$423,503	$—	$15,605	$4,003,211
Goodwill	—	92,591	—	—	—	—	92,591
	$841,000	$797,254	$2,018,440	$423,503	$—	$15,605	$4,095,802

Debt	$—	$—	$—	$—	$—	$489,763	$489,763

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